SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Elster Group SE
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

D24648 103
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. D24648 103	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Rembrandt Holdings S.A. (“Rembrandt”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,412,069 (represented by 69,648,276 American Depositary Shares)
	6	SHARED VOTING POWER 132,756 (represented by 531,025 American Depositary Shares) (2)
	7	SOLE DISPOSITIVE POWER 17,412,069 (represented by 69,648,276 American Depositary Shares)
	8	SHARED DISPOSITIVE POWER 132,756 (represented by 531,025 American Depositary Shares) (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,544,825 (represented by 70,179,301 American Depositary Shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐(2)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.17%(3)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1) The CUSIP number for Elster Group SE’s American Depositary Shares (“ADSs”) is 290348 101.  Four ADSs represent one ordinary share of Elster Group SE.
(2) Nachtwache Reserve GmbH, a wholly owned subsidiary of Rembrandt (“Nachtwache”), directly owns 132,756 ordinary shares of Elster Group SE (represented by 531,025 ADSs).  In addition to Rembrandt and Nachtwache, 12,982 ordinary shares of Elster Group SE (represented by 51,928 ADSs) are held by Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (the “Management KG”).  The Management KG is currently in liquidation, and the 12,982 ordinary shares of Elster Group SE (represented by 51,928 ADSs) held by it are intended to be sold at such time as the liquidators may elect in order to cover all expenses, including legal fees, related to the distribution of the assets of the Management KG.  Nachtwache holds limited partnership interests representing 8.635% of the Management KG.  The shares in Elster Group SE that the Management KG holds may not be attributed to Nachtwache or any other individual participant.  The participants in the Management KG do have the right to receive their pro rata portion of the proceeds of any sale of Elster Group SE’s shares by the Management KG and to vote on resolutions of the Management KG, in each case based on their respective interests in the Management KG.  With only an 8.635% interest in the Management KG, Nachtwache is unable to direct the disposition of any of the Elster Group SE shares individually, but does proportionally own approximately 1,121 Elster Group SE shares through its holding in the Management KG.  Nachtwache and Rembrandt disclaim beneficial ownership of the shares represented by Nachtwache’s limited partnership interests in the Management KG.
(3) Based on 28,220,041 outstanding ordinary shares of Elster Group SE, which are represented by 112,880,164 ADSs.

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Elster Group SE

(b)	Address of Issuer’s Principal Executive Offices:

Frankenstrasse 362, 45133 Essen, Germany

Item 2.

(a)	Name of Person Filing:

Rembrandt Holdings S.A.

(b)	Address of Principal Business Office or, if none, Residence:

20 Avenue Monterey, L-2163 Luxembourg

(c)	Citizenship:

Luxembourg

(d)	Title of Class of Securities:

Ordinary Shares, nominal value €1.00 per share

(e)	CUSIP Number:

D24648 103

The CUSIP number for Elster Group SE’s American Depositary Shares (“ADSs”) is 290348 101.  Each ADS represents one-fourth of one ordinary share of Elster Group SE.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned: 17,544,825 (represented by 70,179,301 American Depositary Shares)

(b) Percent of Class: 62.17%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 17,412,069 (represented by 69,648,276 American Depositary Shares)

(ii) Shared power to vote or to direct the vote: 132,756 (represented by 531,025 American Depositary Shares)

(iii) Sole power to dispose or to direct the disposition of: 17,412,069 (represented by 69,648,276 American Depositary Shares)

(iv) Shared power to dispose or to direct the disposition of: 132,756 (represented by 531,025 American Depositary Shares)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See attached Appendix A

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Rembrandt Holdings S.A.

By:	/s/ Emanuela Brero
	Name:	Emanuela Brero
	Title:	Director

By:	/s/ Gregor Hilverkus
	Name:	Gregor Hilverkus
	Title:	Director

APPENDIX A

Identification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or Control Person

Nachtwache Reserve GmbH, a wholly owned subsidiary of Rembrandt, is the beneficial owner of 132,756 shares (represented by 531,025 American Depositary Shares) or 0.47% of the ordinary shares of Elster Group SE outstanding.